Exhibit 7.1

ABB Ltd

Year ended December 31 ($ in millions, except ratio)

	2012	2011	2010	2009	2008

Income from continuing operations before taxes	3,838	4,550	3,740	4,120	4,518
Fixed charges	475	376	269	319	408
Other income(1)	(1)	(4)	(3)	2	(15)
Income from continuing operations before taxes, as adjusted	4,312	4,922	4,006	4,441	4,911

Interest expense (incl. amortization of premiums and discounts related to indebtedness)	254	171	94	145	253
Other fixed charges(2)	221	205	175	174	155
Fixed charges	475	376	269	319	408

Ratio of Earnings to Fixed Charges	9	13	15	14	12

(1) Other income represents mainly (income) / loss from equity-accounted companies.

(2) Other fixed charges represent mainly the estimated interest component within rental expense.

For the purposes of calculating our ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes, to which we add back fixed charges and exclude income or loss from equity-accounted companies. Fixed charges consist of interest expense, the amortization of premiums, discounts and capitalized expenses related to indebtedness, and the portion of rental expense deemed representative of an interest factor. Interest expense excludes tax-related interest expense.